Exhibit 8.1

List of Subsidiaries

Contax S.A., commonly referred to as Contax, a company organized and incorporated under the laws of the Federative Republic of Brazil.

TODO BPO e Soluções em Tecnologia S.A., commonly referred to as Todo, a company organized and incorporated under the laws of the Federative Republic of Brazil.